                       Colorado Goldfields Inc.
_______________________________________________________________________________________________________________________

CORRESP

April 7, 2014

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director
George Schuler, Mining Engineer
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Colorado Goldfields Inc.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-51718

Dear Mr. Reynolds:

We received your comment letter of March 11, 2014 in which you requested an amendment to our above referenced filing, additional information, or a statement of when we will provide the requested response.   Additionally, you requested an explanation describing how the comments may or may not apply to our current facts and circumstances and whether an amendment would be appropriate.

Following is our response.  We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Form 10-K for Fiscal Year Ending August 31, 2013 filed December 16, 2013

General Response and circumstantial matters:

There are four mining properties discussed in the filing:
1.	The Champion Mine
2.	The Silver Wing Mine
3.	The King Solomon Mine
4.	The Pay Day and Rage Uranium Claim Groups

Of the four mining properties, two are not material to the Company: the King Solomon; and the Pay Day and Rage uranium claim groups.  The Company is in the process of selling the uranium claim groups.  Although the King Solomon is historically significant, it will be some time in the future before the Company will undertake any substantial activities at that property.

At the time of filing of the above referenced Form 10-K and as disclosed within the filing (page 4), the Company’s contracts, which had been in force since November 2012, to purchase the Champion and Silver Wing Mines had expired.  However, negotiations were in progress and presently are continuing.  Successful completion of those acquisition contracts are necessarily dependent upon concurrent successful completion of a project-level funding transaction.  Those discussions also are active at this time.

For that reason, we generally propose in our responses below to update our upcoming filings to reflect the results of the funding and acquisition discussions rather than amend past filings.  We believe that the public will be better served with more complete and accurate information by this approach.  Further, because of the Company’s severe working capital shortage and limited manpower, we must be as efficient as possible when expending funds associated with the employ of our registered independent public accounting firm and EDGAR/XBRL filing service company.

However, in response to comments 9 and 10 we presently address the confusion resulting from the use of the term “NI43-101” relating to the Preliminary Technical Reports for the Champion and Silver Wing Mines.  As described in those responses, this confusion appears to be widespread and in our experience arises in many areas.  In summary, the Company intended to describe a process, not a document.  See the responses to comment 9 and 10 for additional detail.

Our Business, page 5

Comment 1.                      Please amend your filing to disclose the following information for each of your properties:
●	The nature your ownership or interest in the property.

●	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

●	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

●
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

●
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

●
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

●	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response 1.

While it appears that the information above is already included in the disclosure (although in some cases in different sections of the filing), as described in our response to comment 10, the Company has constructed a revised structure for disclosing information regarding its mining properties.

Further, when the property acquisitions are complete, we shall evaluate whether to include the revised information, using the structure of Exhibit A to this letter, in the Company’s Form 8-K announcing the event.

Attached as Exhibit A to this response letter is an example of the disclosure, designed to be consistent with SEC Industry Guide 7.  Please see our discussion of Exhibit A in our response to comment 10 for additional detail.

Comment 2.   Please amend your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.

For each material property, include the following information:

●	The location and means of access to your property, including the modes of transportation utilized to and from the property.

●	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

●	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

●	A description of any work completed on the property and its present condition.

●	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

●	A description of equipment, infrastructure, and other facilities.

●	The current state of exploration of the property.

●	The total costs incurred to date and all planned future costs.

Response 2.

This information is generally presented in “Item 2. Properties.”  We anticipate that as a result of staff review of Exhibit A, we will clarify which sections should contain which specific items and make the requested change in its upcoming filings.  The information that will be included in this section will be drawn from the Preliminary Technical Reports that have been supplied to Mr. Schuler and are available on the Company’s website.

The Company will add a prominent statement indicating that a particular property is not material for each applicable property, in this case the King Solomon Mine and the Utah uranium claims.

Further, when the property acquisitions are complete, we shall evaluate whether to include the revised information, using the structure of Exhibit A to this letter, in the Company’s Form 8-K announcing the event.

As stated above, attached as Exhibit A to this response letter is an example of the disclosure, designed to be consistent with SEC Industry Guide 7.  Please see the discussion of Exhibit A in our response to comment 10 for additional detail.

Comment 3.                      Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.

We believe that maps and drawings having the following features would be beneficial:
●	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

●	A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

●	A north arrow.

●	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

●	A title of the map or drawing, and the date on which it was drawn.

●
In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data. Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response 3.

As stated above, attached as Exhibit A to this response letter is an example of the disclosure, designed to be consistent with SEC Industry Guide 7.  The inclusion of maps is described in Exhibit A.  Please see the discussion of Exhibit A in our response to comment 10 for additional detail.

Comment 4.                      It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

●	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

●
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

●	If there is a phased program planned, briefly outline all phases.

●	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

●	Disclose how the exploration program will be funded.

●	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Repsonse 4.

At the present time, exploration plans have not been finalized pending the renegotiation of purchase contracts.  Nevertheless, the Company has constructed a structure for exploration plan disclosure.

As stated above, attached as Exhibit A to this response letter is an example of the disclosure, designed to be consistent with SEC Industry Guide 7.  The inclusion of exploration plans are described in Exhibit A.  Please see the discussion of Exhibit A in our response to comment 10 for additional detail.

General Government Regulations, page 7

Comment 5.                      We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Repsonse 5.

The Company will make the requested change in its upcoming filings.  As stated above, attached as Exhibit A to this response letter is an example of the disclosure, designed to be consistent with SEC Industry Guide 7.  The inclusion of information regarding past disturbances and remediation are described in Exhibit A.  Please see the discussion of Exhibit A in our response to comment 10 for additional detail.

Comment 6.                      We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Repsonse 6.

While it appears that the disclosures on pages 5 and 6 of Form 10-K contain the above information, the Company shall review its current disclosures on page 5 through 6 and will expand and make more specific its discussion of government regulations in its upcoming filings, for both  mining properties and in general.  The Company still is in the process of constructing its exploration plans for the Silver Wing and Champion mining properties pending successful completion of the acquisition agreements.  Therefore, some information will not be known, such as bonding requirements, until the completion of those permit applications.

The primary permit that the Company holds is the Colorado Division of Reclamation, Mining and Safety Permit for the Pride of the West Mill.  This permit and its status are discussed at some length in “Item 2. Properties.”  We will consult with staff to determine if this discussion also should appear in the “Government Regulations” section as well.

Also, attached as Exhibit A to this response letter is an example of the disclosure, designed to be consistent with SEC Industry Guide 7.  Information regarding permitting is described in Exhibit A.  Please see the discussion of Exhibit A in our response to comment 10 for additional detail.

Comment 7.                      We note your disclosure that you have prepared National Instrument 43-101 reports for your champion and Silver Wing properties. Please forward to our engineer as supplemental information and not as part of your filing, your geologic information, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:
●	Property and geologic maps

●	Description of your sampling and assaying procedures

●	Drill-hole maps showing drill intercepts

●	Representative geologic cross-sections and drill logs

●	Description and examples of your cut-off calculation procedures

●	Cutoff grades used for each category of your reserves and resources

●	Justifications for the drill hole spacing used to classify and segregate resources and reserves

●	A detailed description of your procedures for estimating resources/reserves

●	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

●	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Repsonse 7.

The Company made the reports available to Mr. Schuler on March 20, 2014.  Additionally, the reports are available to the public via the Company’s website at:

http://cologold.com/Silver%20Wing%20Project%20Report%2012-24-2012_comp.pdf

http://cologold.com/ChampionMine-Project-SEC-Guide7-Technical.pdf

Comment 8.                      We note your filing does not disclose reserves and conforms to the Instructions to Paragraph (b) (5) of Industry Guide 7 which states that estimates other than proven and probable reserves and estimated values of such reserves shall not be disclosed in SEC filings. A review of your website indicates you have placed values on your Champion property based on the contained metals of your resource estimates. Please provide the basis for your website disclosure.

Repsonse 8.

The Company has modified its website to include the ability to download the entire report.  The report contains the specific basis for the metal resource estimates.

Comment 9.                      We note your disclosure stating that you prepared a standard Canadian National Instrument 43-101 report for this property. Please disclose in your filing whether you filed the report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to “standard National Instrument 43-101 report” with “geologic report” or by adding  language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers.

Response 9.

The Company has modified its website removing any references to “NI43-101.”  The Company cannot and does not intend to file any report through SEDAR for review by Canadian authorities.  We have further clarified the website by simply referencing the report as a “Preliminary Technical Report.”  By providing a link to the full report, the reader will have access to all detailed information.  The reports indicate that they have been prepared according to Industry Guide 7.

The Company’s website contains a “legal” information page that includes (among other items), a specific cautionary statement regarding the use of particular terms as follows:

Cautionary note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosures in our 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Comment 10.                                Please provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

Response 10.

During the preparation phase of the Preliminary Technical Reports for the Champion and Silver Wing Mines, our experience revealed a high level of confusion regarding the terms “NI43-101” versus “Industry Guide 7.”   Any implication that we intended to follow Canada’s laws as opposed to the U.S. was an unintended implication of language and semantics.  Without drawing any conclusions, our experience was that “NI43-101” was the recognized term, while “Industry Guide 7” was not well known.

To be clear, the Company’s Preliminary Technical Reports follow the SEC’s Industry Guide 7, not NI43-101.  However, over and over again the Company heard the term “NI43-101” from potential investors rather than “Industry Guide 7.”  In an effort to bring clarity, which in retrospect may have actually created confusion, the Company attempted to explain that the structure and process used in creating the reports followed a pre-defined comprehensive outline rather than simply an individual’s author’s unstructured approach; hence the phrases, “following NI43-101 guidelines,” or “using NI43-101 outline.”

Most importantly and as mentioned above, attached as Exhibit A to this letter is an example of technical report content for Form 10-K “Item 2. Properties” disclosure that the Company is employing from this point forward.  We took this comment letter as an opportunity to re-visit, cross-reference, and comprehensively construct both the form and content of our mining property disclosures with the intent of integrating all sources of guidelines into a single transparent and comprehensive presentation format in compliance with SEC Industry Guide 7.  This presentation format also may be useful to other mining companies as well.

Finally, we acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.

Sincerely,

COLORADO GOLDFIELDS INC.

/s/ Lee R. Rice                                                                             s/ C. Stephen Guyer
Lee R. Rice, President                                                                C. Stephen Guyer, CFO

EXHIBIT A

EXHIBIT A

EXAMPLE WITH CONTENT DESCRIPTIONS OF
“ITEM 2. PROPERTIES” DISCLOSURE

1:	Summary
Summarizes important information, including: summary property description, ownership, geology and mineralization, the status of exploration, development and operations, mineral resource and mineral reserve estimates (if applicable).

2:	Property Description and Location
This section describes (a)  the area of the property in hectares or other appropriate units; (b)  the location, reported by an easily recognizable geographic and grid location system; (c)  the type of mineral tenure (claim, license, lease, etc.) and the identifying name or number of each; (d)  the nature and extent of the issuer's title to, or interest in, the property including surface rights, legal access, the obligations that must be met to retain the property, and the expiration date of claims, licenses or other property tenure rights; (e)  to the extent known, the terms of any royalties, back-in rights, payments, or other agreements and encumbrances to which the property is subject; (f)  to the extent known, all environmental liabilities to which the property is subject; (g)  to the extent known, the permits that must be acquired to conduct the work proposed for the property, and if the permits have been obtained; and (h)  to the extent known, any other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

3:	Accessibility, Climate, Local Resources, Infrastructure and Physiography
This section describes to the extent relevant to the mineral project, (a) topography, elevation and vegetation; (b) the means of access to the property; (c) the proximity of the property to a population center, and the nature of transport; (d) the climate and the length of the operating season; and (e) the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas, and potential processing plant sites.

4:	History
To the extent known, this section describes (a) the prior ownership of the property and ownership changes; (b) the type, amount, quantity and general results of exploration and development work undertaken by any previous owners or operators; (c) any significant historical mineral resource and mineral reserve estimates in accordance with SEC Industry Guide 7; and (d) any historical production from the property.

5:	Geological Setting and Mineralization
Contained in this section: (a) the regional, local and property geology; and (b)  the significant mineralized zones encountered on the property, including a summary of the surrounding rock types, relevant geological controls, and the length, width, depth and continuity of the mineralization, together with a description of the type, character and distribution of the mineralization.

6:	Deposit Types
Here is described, the mineral deposit type(s) being investigated and the geological model or concepts being applied in the investigation.

7:	Exploration
If an exploration plan has been prepared or is in progress, briefly describe the nature and extent of all relevant exploration work other than drilling, including (a) the procedures and parameters relating to the surveys and investigations; (b) the sampling methods and sample quality, including whether the samples are representative, and any factors that may have resulted in sample biases; (c) relevant information of location, number, type, nature, and spacing or density of samples collected, and the size of the area covered; and (d) the significant results and interpretation of the exploration information.

8:	Drilling
This section describes (a) the type and extent of drilling, including the procedures followed and a summary and interpretation of all relevant results; (b) any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results;  (c) for a property other than an advanced property: (i) the location, azimuth and dip of any drill hole, and the depth of the relevant sample intervals; (ii) the relationship between the sample length and the true thickness of the mineralization, if known, and if the orientation of the mineralization is unknown, state this; and (iii) the results of any significantly higher grade intervals within a lower grade intersection.

9:	Sample Preparation, Analyses and Security
This section describes (a)  sample preparation methods and quality control measures employed before dispatch of samples to an analytical or testing laboratory, the method or process of sample splitting and reduction, and the security measures taken to ensure the validity and integrity of samples taken; (b) relevant information regarding sample preparation, assaying and analytical procedures used, the name and location of the analytical or testing laboratories, the relationship of the laboratory to the issuer, and whether the laboratories are certified by any standards association and the particulars of any certification; (c) a summary of the nature, extent, and results of quality control procedures employed and quality assurance actions taken or recommended to provide adequate confidence in the data collection and processing; and (d) if proper, an opinion regarding the adequacy of sample preparation, security, and analytical procedures.

10:	Data Verification
This section describe the steps taken to verify the data, including (a) the data verification procedures applied by the qualified person (if applicable); (b) any limitations on or failure to conduct such verification, and the reasons for any such limitations or failure; and (c) the qualified person’s (if applicable) opinion on the adequacy of the data.

11:	Mineral Processing and Metallurgical Testing
If mineral processing or metallurgical testing analyses have been carried out, discuss  (a) the nature and extent of the testing and analytical procedures, and provide a summary of the relevant results; (b) the basis for any assumptions or predictions regarding recovery estimates; (c) the degree to which the test samples are representative of the various types and styles of mineralization and the mineral deposit as a whole; and (d) any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

12:	Mineral Resource Estimates
This section shall: (a) provide sufficient discussion of the key assumptions, parameters and methods used to estimate the mineral resources for a reasonably informed reader to understand the basis for the estimate and how it was generated; (b) disclose all parameters which are the basis for the resource estimate; (c) when the grade for a multiple commodity mineral resource is reported as metal or mineral equivalent, report the individual grade of each metal or mineral and the metal prices, recoveries, and any other relevant conversion factors used to estimate the metal or mineral equivalent grade; and (d)  include a general discussion on the extent to which the mineral resource estimates could be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.

13:	Mineral Reserve Estimates
This section provides a discussion of mineral reserve estimates, including: (a)  a sufficient discussion and detail of the key assumptions, parameters and methods used for a reasonably informed reader to understand how the qualified person converted the mineral resources to mineral reserves; (b)  comply with all disclosure requirements for mineral reserves set out in the SEC Industry Guide 7 paragraphs (a),(1), (2), and (3); (c) when the grade for a multiple commodity mineral reserve is reported as metal or mineral equivalent, report the individual grade of each metal or mineral and the metal prices, recoveries, and any other relevant conversion factors used to estimate the metal or mineral equivalent grade; and (d) discuss the extent to which the mineral reserve estimates could be materially affected by mining, metallurgical, infrastructure, permitting and other relevant factors.

14:	Mining Methods
This section discusses the current or proposed mining methods and provides a summary of the relevant information used to establish the amenability or potential amenability of the mineral resources or mineral reserves to the proposed mining methods.  Where relevant, include (a) geotechnical, hydrological and other parameters relevant to mine or pit designs and plans; (b) production rates, expected mine life, mining unit dimensions and mining dilution factors used; (c) requirements for stripping, underground development and backfilling; and (d) required mining fleet and machinery.

15:	Recovery Methods
Discuss reasonably available information regarding test or operating results relating to the recoverability of the valuable component or commodity and amenability of the mineralization to the proposed processing methods.  Where relevant, include (a) a description or flow sheet of any current or proposed process plant; (b) plant design, equipment characteristics and specifications, as applicable; and (c) current or projected requirements for energy, water and process materials.

16:	Project Infrastructure
Here is provided a summary of infrastructure and logistic requirements for the project, which could include roads, rail, port facilities, dams, dumps, stockpiles, leach pads, tailings disposal, power and pipelines, as applicable.

17:	Market Studies and Contracts
(a) Summary of reasonably available information concerning markets for the issuer’s production, including the nature and material terms of any agency relationships. Discuss the nature of any studies or analyses completed by the issuer, including any relevant market studies, commodity price projections, product valuations, market entry strategies, or product specification requirements. Confirm that the qualified person (if applicable) has reviewed these studies and analyses and that the results support the assumptions in this disclosure.

(b) Identify any contracts material to the issuer that are required for property development, including mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements. State which contracts are in place and which are still under negotiation. For contracts that are in place, discuss whether the terms, rates or charges are within industry norms.

18:	Environmental Studies, Permitting and Social or Community Impact
Discuss reasonably available information on environmental, permitting and social or community factors related to the project. Consider and, where relevant, include (a) a summary of the results of any environmental studies and a discussion of any known environmental issues that could materially impact the issuer’s ability to extract the mineral resources or mineral reserves; (b) requirements and plans for waste and tailings disposal, site monitoring and water management both during operations and post mine closure; (c) predict permitting requirements, the status of any permit applications and any known requirements to post performance or reclamation bonds; (d) a discussion of any potential social or community related requirements and plans for the project and the status of any negotiations or agreements with local communities; and (e) a discussion of mine closure (remediation and reclamation) requirements and costs.

19:	Capital and Operating Costs
Provide a summary of capital and operating cost estimates, with the major components. Explain and justify the parameters used for the cost estimates.

20:	Economic Analysis
Provide a basic economic analysis for the project that includes (a) a clear statement of and justification for the principal assumptions; (b) cash flow forecasts on an annual basis using mineral reserves or mineral resources and an annual production schedule for the life of the project; (c) a discussion of net present value, internal rate of return, and payback period of investment with imputed or actual interest; (d) a summary of the taxes, royalties and other government levies or interests applicable to the mineral project or to production, and to revenue or income from the mineral project; and (e) sensitivity or other analysis using variants in commodity price, grade, capital and operating costs, or other significant parameters, as appropriate, and discuss the impact of the results.

21:	Adjacent Properties
This section may include relevant information concerning an adjacent property if: (a) such information was publicly disclosed by the owner or operator of the adjacent property; (b) the source of the information is identified; (c) this section states that its qualified person has been unable to verify the information and that the information is not necessarily indicative of the mineralization on this property; (d) clearly distinguishes between the information from the adjacent property and the information from the property that is the subject of this section; and (e) any historical estimates of mineral resources or mineral reserves are disclosed in accordance with Industry Guide 7.

22:	Interpretation and Conclusions
Summarize the relevant results and interpretations of the information and analysis being reported on. Discuss any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates, or projected economic outcomes. Discuss any reasonably foreseeable impacts of these risks and uncertainties on the project's potential economic viability or continued viability.

23:	Work Programs
Provide particulars of recommended work programs and a breakdown of costs for each phase. If successive phases of work are recommended, each phase must culminate in a decision point. Two phases of work are presented along with the decision criteria for moving from phase 1 to phase 2.

24:	Reliance on Other Experts and Personal Inspection

If the information in this “Item 2. Properties,” contains material prepared by a qualified person, the following explanation shall be included along with identification of the qualified person.

A qualified person who prepares or supervises the preparation of all or part of a technical report may include a limited disclaimer of responsibility if: (a)  The qualified person is relying on a report, opinion or statement of another expert who is not a qualified person, or on information provided by the issuer, concerning legal, political, environmental or tax matters relevant to the technical report, and the qualified person identifies (i)  the source of the information relied upon, including the date, title, and author of any report, opinion, or statement; (ii)  the extent of reliance; and  (iii)  the portions of the technical report to which the disclaimer applies.  (b)  The qualified person is relying on a report, opinion or statement of another expert who is not a qualified person, concerning diamond or other gemstone valuations, or the pricing of commodities for which pricing is not publicly available, and the qualified person discloses (i)  the date, title and author of the report, opinion or statement; (ii)  the qualifications of the other expert and why it is reasonable for the qualified person to rely on the other expert; (iii)  any significant risks associated with the valuation or pricing; and (iv)  any steps the qualified person took to verify the information provided.

Also, information shall be included that contains: (a) the sources of information used in the preparation of this disclosure, with citations if applicable; and (b) the details of the personal inspection on the property by each qualified person or, if applicable, the reason why a personal inspection has not been completed.